November 21, 2014

Mr. David Irving
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:     First Financial Bancorp.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-34762

Dear Mr. Irving,

This letter is in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter dated September 9, 2014 related to the Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Annual Report”) filed by First Financial Bancorp. (“First Financial” or the “Company”). As was previously discussed in our telephone call on November 4, 2014, the Comment Letter was originally sent to an incorrect email address. As a result, First Financial did not receive the Comment Letter until November 3, 2014.  Per our request on November 5, 2014, the Commission agreed to extend the response submission date to December 3, 2014. For your convenience, we have repeated your comments prior to the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview of Operations
Noninterest Income, 2013 vs. 2012, page 17

1. We note your disclosure that the FDIC indemnification impairment valuation adjustment in 2013 was primarily attributable to 4 factors: (1) improvement in future expected cash flows on covered loans, (2) a meaningful decline in loss claims filed with the FDIC, (3) higher reimbursements to the FDIC related to positive asset resolutions in recent periods, and (4) the significantly shorter remaining life of the indemnification asset in comparison to the weighted average life of the related covered loans. Please tell us, and revise future filings, to address the following concerning the FDIC indemnification impairment valuation adjustment:

•	Tell us in detail how changes and trends each of these 4 factors contributed to the FDIC indemnification impairment valuation adjustment; and

•	Tell us how each of these 4 factors directly impacted your assets (e.g. FDIC indemnification asset, ALLL) and how specifically the changes are recognized in your income statement.

Please ensure your disclosure contains appropriate detail to allow an investor to understand impact on your financial results from changes in each of these factors and the underlying drivers of the line items presented in the Consolidated Statements of Income for all periods presented. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Notes to Consolidated Financial Statements

2. Please revise future filings to present a roll forward of the FDIC indemnification asset for each period presented with appropriate commentary to allow an investor to understand significant drivers of the changes and how the line items in the roll forward correspond to specific line items presented in the Consolidated Statements of Income. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response:

Consistent with FASB ASC Topic 805-20-35, Business combinations - Subsequent measurement - Indemnification assets (“ASC Topic 805”), First Financial has employed a symmetrical accounting policy to the FDIC indemnification asset subject to a collectability limitation. Separate from the Company’s periodic revision of expected cash flows on covered loans and the related effects on the indemnification asset required under ASU 2012-06, Business Combinations - Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution (the “ASU”), First Financial performs a quarterly assessment of the collectability of the indemnification asset as prescribed under ASC Topic 805-20-35-4. The collectability assessment is designed to evaluate whether the indemnification asset should be reduced for reasons that are separate from the symmetrical accounting of the covered loans and indemnification asset addressed by the ASU.

In the fourth quarter 2013, with the indemnification period on covered commercial assets less than twelve months from expiration, First Financial had more clarity and less variability as to what the outcomes of asset workouts, renewals and other resolution activities related to covered assets would be, in particular with regards to whether First Financial would have a claimable event on certain assets. First Financial factored the continued, enhanced visibility into the Company’s collectability analysis and determined that other factors and conditions not addressed by the ASU impacted the realizability of the indemnification asset. While the Company’s indemnification asset was amortizing at a negative yield before (and after) the indemnification valuation adjustment recorded during the fourth quarter 2013, First Financial considered the significant negative yield that would have been required to amortize the commercial portion of the FDIC indemnification asset to zero at its expiration date to be an indication of impairment. The Company determined the primary factors influencing the collectability assessment during the fourth quarter 2013 were as follows: (1) improvements in future expected cash flows on covered loans that extended covered loan lives and pushed losses into periods beyond the indemnification agreement expiration date and (2) a significant decline in loss claims filed, and related realization, with the FDIC and higher reimbursements to the FDIC related to positive asset resolutions in recent periods which impacted the estimated collectability of the indemnification asset. A discussion of these factors follows:

1)
Improvement in future expected cash flows / Remaining life of indemnification asset - First Financial has continued to experience improvement in the expected cash flows on covered loans compared to the Company’s original projections. However, as the commercial loss protection period neared its expiration, and First Financial gained greater insight into improving economic conditions, planned and actual borrower performance and loan resolution strategies, improvements in expected cash flows on certain covered loans extended the projected timing of expected loss events beyond the remaining life of commercial loss sharing coverage. This extension resulted in impairment of the indemnification asset as losses that were previously expected to be realized within the indemnification period were now projected to be realized beyond the indemnification period expiring on October 1, 2014.

2)
Decline in loss claims filed with the FDIC / Higher reimbursements to the FDIC - In the fourth quarter of 2013 First Financial noted a significant decline in loss claims filed with the FDIC for reimbursement which resulted in the Company’s first quarterly net claim payable to the FDIC, as opposed to a net claim receivable. Contributing to the decline in expected claims activity during the period was an increased level of review from the FDIC regarding both the timing and eligibility of certain claims and higher recoveries on covered assets resulting in payments owed back to the FDIC, as well as changes in the projected timing of expected loss events that pushed losses out beyond the expiration of the commercial loss protection period (as discussed in 1. above). This represented a significant departure from the historical estimate and experience regarding realization of the Company’s net claims activity with the FDIC compared to the almost four year period since the commencement of the loss sharing agreements. This change in the estimation of the Company’s net claims activity is not addressed in the ASU, is outside the symmetrical accounting for the indemnification asset and falls under the collectability assessment prescribed in ASC Topic 805-20-35-4. It is also worth noting that the decline in the realized amount of loss claims filed with the FDIC and higher reimbursements owed to the FDIC that First Financial noted during the fourth quarter 2013 are consistent with what our actual experience has been in 2014.

A description of how the above factors impact the Company’s assets and how changes are recognized in the Consolidated Statements of Income follows:

Improvement in future expected cash flows / Remaining life of indemnification asset - Improvement in expected cash flows related to covered loans, once any previously recorded impairment is recaptured, is recognized prospectively as an adjustment to the yield on the loans and is reflected as higher interest income on loans in the Consolidated Statements of Income. Impairment recapture, if any, results in a credit to covered loan provision expense in the Consolidated Statements of Income and a reduction to the covered ALLL on the Consolidated Balance Sheets. Impairment recapture also results in a related debit to FDIC loss sharing income in the Consolidated Statements of Income as well as a reduction in the indemnification asset on the Consolidated Balance Sheets representing the proportionate share of the impairment recapture that is no longer expected to be reimbursed by the FDIC.

As a result of improved cash flow projections on covered loans, expected reimbursements from the FDIC for losses on loans covered by FDIC loss sharing agreements decline, including declines related to delayed losses that are no longer expected to be realized within the indemnification period. Consistent with the symmetrical accounting employed and proscribed by the ASU, declines in expected cash flows from the FDIC generally result in increasing amortization of the indemnification asset, which is recognized through the Consolidated Statements of Income as lower interest income on other earning assets. However, declines in expected reimbursements from the FDIC for losses that are delayed beyond the indemnification period are recognized as FDIC indemnification impairment in Noninterest expenses in the Consolidated Statements of Income.

Decline in Loss Claims filed with the FDIC / Higher Reimbursements to the FDIC - First Financial files claims for reimbursement of losses and related expenses covered by loss sharing agreements on a periodic basis with the FDIC. Claim payments received reduce the balance of the FDIC indemnification asset on the Company’s Consolidated Balance Sheets. Recoveries of previously claimed losses are recorded as credits to covered loan provision expense (through the covered ALLL), gain / loss on covered OREO or loss sharing expense in the Consolidated Statements of Income. Related offsets for the proportionate share of recoveries owed back to the FDIC are recorded as debits to FDIC loss sharing income in the Consolidated Statements of Income and credits to the indemnification asset on the Consolidated Balance Sheets. Subsequently, reimbursements are recorded as debits to the indemnification asset and credits to cash on the Consolidated Balance Sheets when remitted to the FDIC.

First Financial’s experience regarding realization of the Company’s net claims activity with the FDIC is also a component of the Company’s collectability analysis related to the indemnification asset. Changes in the estimation of the Company’s net claims activity outside of the symmetrical accounting for the indemnification asset are considered impairment and are recognized as FDIC indemnification impairment in Noninterest expenses in the Consolidated Statements of Income.

Additional information. First Financial completed three FDIC-assisted transactions in 2009 through which it acquired $2.1 billion of loans covered under loss sharing agreements with the FDIC and recognized an initial, estimated FDIC indemnification asset of $288.0 million. The impairment recorded as of December 31, 2013 related to commercial covered assets and the related commercial indemnification. The five year period of loss sharing protection for substantially all covered commercial assets expired on October 1, 2014 and, accordingly, there is no remaining indemnification asset associated with covered commercial assets as of that date. The remaining $190.3 million covered loan portfolio and $24.2 million indemnification asset as of October 1, 2014 relate to single family loss protection and are immaterial to the overall financial statements (First Financial’s total assets were $7.4 billion as of September 30, 2014). The ten year period of loss sharing protection on covered single family assets expires in the third quarter 2019.

Please see proposed, revised disclosures to be incorporated into future filings pending the Staff’s review included as Attachments I and II to this letter. If you have any questions, please do not hesitate to call me at (513) 979-5858. We appreciate your consideration of our responses.

Very truly yours,

/s/ Anthony M. Stollings
Anthony M. Stollings
Executive Vice President, Chief Financial
Officer and Chief Administrative Officer

Attachment I

First Financial’s original disclosure included in Management’s Discussion and Analysis and Analysis of Financial Condition and Results of Operations, Overview of Operations, Noninterest Expenses, 2013 vs. 2012 has been revised as follows:

The FDIC indemnification valuation adjustment was related to the Company’s collectability assessment of the indemnification asset during the period, which includes evaluation of the primary activities that result in a reduction in the indemnification asset and the resulting projected balances of the indemnification asset upon expiration of commercial loss protection on October 1, 2014 and expiration of single family loss protection in 2019. As a result of the collectability assessment during the period, the Company concluded the indemnification asset was impaired and recorded the related valuation adjustment to reduce the carrying value of the asset. The valuation adjustment was primarily driven by improvement in future expected cash flows on covered loans and the shorter remaining life of the commercial indemnification, which extended the lives of covered loans and pushed losses into periods beyond the indemnification agreement expiration date, a meaningful decline in the realization of loss claims filed with the FDIC and~~,~~ higher reimbursements to the FDIC related to positive asset resolutions in recent periods ~~and the significantly shorter remaining life of the indemnification asset in comparison to the weighted average life of the related covered loans~~.

The accounting and valuation for the FDIC indemnification asset is closely related to the accounting and valuation for covered loans. Improvement in expected cash flows related to covered loans is driven primarily by their actual or estimated credit performance and is generally reflected in changes in the yield on the loans. There is an opposite effect on the FDIC indemnification asset and those changes in estimated credit performance are reflected by a change in its yield as well. Changes in the assessed collectability of the indemnification asset, if any, are recognized as FDIC indemnification impairment in Noninterest expenses in the Consolidated Statements of Income in the current period.~~The Company continues to amortize the FDIC indemnification asset over the remaining life of the loss sharing agreements, a significantly shorter period than the remaining life of the covered loans as required by the related accounting guidance, causing a meaningful increase in the negative yield of the FDIC indemnification asset in the fourth quarter of 2013.~~

~~Also c~~Contributing to the FDIC indemnification valuation adjustment was improvement in the expected credit performance of the commercial covered loan portfolio compared to earlier estimates as criticized and classified covered loan balances have declined substantially and actual credit losses to date have been lower than First Financial originally estimated. As First Financial nears the end of the commercial loss protection period and gains greater insight into improving economic conditions, borrower performance and loan resolution strategies, improvements in expected cash flows on certain covered loans extended the projected timing of loss events beyond the expiration of commercial loss sharing coverage thereby reducing expected relief of the indemnification asset from loss claims with the FDIC.

In addition to this improved credit outlook, the Company experienced both an increase in recoveries related to covered loans, 80% of which are required to be shared back to the FDIC, as well as a significant decline in the realized amount of loss sharing claims filed with the FDIC late in 2013. Contributing to the decline in claims realization during the period was an increased level of review from the FDIC regarding both the timing and eligibility of certain claims, changes in the projected timing of expected loss events that pushed losses out beyond the expiration of the commercial loss protection period and higher recoveries on covered assets resulting in payments owed back to the FDIC.

Given these factors and the significant negative yield that would have been required to amortize the commercial portion of the FDIC indemnification asset to zero at its expiration date, management concluded during the fourth quarter of 2013 that the FDIC indemnification asset was impaired. As a result, the Company recorded a $22.4 million pre-tax non-cash valuation adjustment to reduce the value of the FDIC indemnification asset as of December 31, 2013. The Company continues to amortize the FDIC indemnification asset over the remaining life of the loss sharing agreements, a significantly shorter period than the remaining life of the covered loans as required by the related accounting guidance, causing a significant increase in the negative yield of the FDIC indemnification asset in the fourth quarter of 2013.

For further discussion of the Company’s FDIC indemnification asset, the primary activities impacting the balance of the indemnification asset and the related impact to the Consolidated Statements of Income, see Note 10 - Covered Loans in the Notes to the Consolidated Financial Statements.

Attachment II

First Financial’s original disclosure included in the Notes to the Consolidated Financial Statements, Note 10 - Covered Loans has been revised as follows:

FDIC indemnification asset. Changes in the balance of the FDIC indemnification asset and the related impact to the Consolidated Statements of Income are presented in the table that follows:

(Dollars in thousands)	Years ended December 31,
	2013	2012	Affected Line Item in the Consolidated Statements of Income
Beginning balance	$119,607	$173,009
Adjustments not reflected in income
Net FDIC claims (received) / paid	(22,103)	(60,170)
Adjustments reflected in income
Amortization	(7,672)	(7,332)	Interest income, other earning assets
FDIC loss sharing income	3,720	35,346	Noninterest income, FDIC loss sharing income
Offset to accelerated discount	(26,045)	(21,247)	Noninterest income, accelerated discount on covered loans
Impairment valuation adjustment	(22,417)	0	Noninterest expenses, FDIC indemnification impairment
Ending balance	$45,090	$119,607

The accounting for FDIC indemnification assets is closely related to the accounting for the underlying, indemnified assets as well as on-going assessment of the collectability of the indemnification assets. The primary activities impacting the FDIC indemnification asset are FDIC claims, amortization, FDIC loss sharing income and accelerated discount.

FDIC claims - First Financial files quarterly certifications with the FDIC and submits claims for losses, valuation adjustments and collection expenses incurred, less recoveries of any previous amounts claimed that are reimbursable back to the FDIC, as allowed under the loss sharing agreements. Cash reimbursements are generally received within 30 days of filing and are recorded as a credit to the indemnification asset balance, thus reducing its carrying value.

Amortization - As the yield on covered loans increased over time as a result of improvement in the expected cash flows on covered loans, the yield on the indemnification asset declined. The yield on the indemnification asset became negative in the first quarter of 2011 at which time the indemnification asset began to decline through monthly amortization at the negative yield.

FDIC loss sharing income - FDIC loss sharing income represents the proportionate share of credit costs on covered assets that First Financial expects to receive from the FDIC. Credit costs on covered assets include provision expense on covered loans, losses on covered OREO and other covered collection and asset resolution costs recorded as loss sharing expense under noninterest expenses in the Consolidated Statements of Income.

Offset to accelerated discount - Accelerated discounts on covered loans occur when covered loans prepay and represent the accelerated recognition of the remaining discount that would have been recognized over the life of the loan had the loan not prepaid. In conjunction with the recognition of accelerated discount, First Financial also recognizes a related offset through noninterest income and reduction to the indemnification asset for a portion of the discount representing expected credit loss included in the discount recorded at acquisition.

First Financial’s periodic collectability assessment included evaluation of these primary sources of indemnification asset recovery, the resulting projected balances and collectability / recovery of the indemnification asset upon expiration of the commercial loss protection in the third quarter of 2014 and expiration of the SFR loss protection in the third quarter 2019.

As a result of improvement in future expected cash flows on covered loans, a meaningful decline in loss claims filed with the FDIC, higher reimbursements to the FDIC related to positive asset resolutions in recent periods and the significantly shorter remaining life of the indemnification asset in comparison to the weighted average life of the related covered loans, which extended covered assets and related losses beyond the commercial indemnification period, the Company recorded a valuation adjustment to reduce the value of the FDIC indemnification asset of $22.4 million during 2013.